Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 8, 2018

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	HL Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted: April 12, 2018

CIK No. 0001736874

Dear Mr. Ingram:

On behalf of HL Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 9, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided responses to each comment immediately thereafter.

Draft Registration Statement submitted April 12, 2018

General

1.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We are supplementally providing the Staff with a copy of a written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act, as requested. We will supplementally provide the Staff with any other written communications that are used in the future, whether or not investors retain copies of the communications, as well as any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering as requested.

Securities and Exchange Commission

June 8, 2018

Signatures, page II-5

2.	Since the registrant is a foreign person, its authorized representative in the United States also must sign the registration statement. See Instruction 1 for signatures on Form S-1, and revise.

We have revised the signature page of the Registration Statement to include the signature of the Company’s authorized representative in the United States as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jeffrey E. Schwarz